Emily Montoya, age 33, is the **VP – Chief Design Officer** and held the title of Graphic Designer in the Prior Company. Emily is a Co-Founder of Meow Wolf and a key aesthetic influence over the group's work. She has been a lead designer of Meow Wolf's promotional materials, signage, and web graphics since 2010. As the lead graphic designer, Emily oversees the visual presence of the brand, and elements seen in media, social networking, and on the Internet.